                                                                      EXHIBIT 18

February 14, 1997


Mr. R. Fredric Zullinger
Senior Vice President,
Chief Financial Officer & Treasurer
Consumers Financial Corporation
1200 Camp Hill By-Pass
Camp Hill, PA 17011

Dear Sir:

Note 3 of Notes to Consolidated Financial Statements of Consumers Financial Corporation included in its Form 10-K for the year ended December 31, 1994 describes a change in the method of accounting for earning credit disability premiums from one based on the average of the Rule of 78's and Pro Rata methods to one based on 65% of the Rule of 78's method and 35% of the Pro Rata method. You have also modified your method for amortizing deferred policy acquisition costs for credit disability insurance to match the amortization of these costs to the premium earning pattern. You have advised us that you believe that the changes are to preferable methods in your circumstances because they provide a better matching of earned premiums and amortization of acquisition costs with the incidence of incurred disability claims based on your experience.

There are no authoritative criteria for determining a preferable credit disability premium recognition or acquisition cost amortization method based on the particular circumstances; however, we conclude that the change in the methods of accounting for credit disability premiums and acquisition costs are to acceptable alternative methods which, based on your business judgement to make this change for the reason cited above, are preferable in your circumstances.

                                                Very truly yours,

                                                Ernst & Young LLP


Philadelphia, Pennsylvania